EXHIBIT (12)

June 21, 2024

Neuberger Berman Income Funds
Neuberger Berman ETF Trust
1290 Avenue of the Americas
New York, New York 10104

Re:      Reorganization to Combine Series of Delaware Statutory Trusts

Ladies and Gentlemen:

Neuberger Berman ETF Trust, a Delaware statutory trust (“ETF Trust”), on behalf of its segregated Fund of assets (“series”) Neuberger Berman Short Duration Income ETF (“Acquiring ETF”), and Neuberger Berman Income Funds, a Delaware statutory trust (“Target Trust”), on behalf of its series Neuberger Berman Short Duration Bond Fund (“Target Fund”)1 have requested our opinion as to certain federal income tax consequences2 of Acquiring ETF’s proposed acquisition of Target Fund pursuant to an Agreement and Plan of Reorganization adopted by the Boards of Trustees of ETF Trust and Target Trust at a joint meeting thereof held on December 14, 2023 (“Plan”). The Plan contemplates (1) Acquiring ETF’s acquisition of all Target Fund’s assets in exchange solely for the issuance to Target Fund of voting shares of beneficial interest (“Acquiring ETF Shares”) in Acquiring ETF (and cash in lieu of fractional Acquiring ETF Shares, if any) and Acquiring ETF’s assumption of all Target Fund’s liabilities, followed by (2) Target Fund’s distribution of those Acquiring ETF Shares pro rata to its Shareholders in complete liquidation thereof (for federal tax purposes), and (3) Target Fund’s termination as a series of the Target Trust and dissolution under Delaware law, all on the terms and conditions set forth in the Plan (all the foregoing transactions involving Acquiring ETF and Target Fund being referred to herein collectively as the “Reorganization”).

In rendering this opinion, we have examined (1) the Plan, (2) the Combined Information Statement/Prospectus dated April 2, 2024 (“Information Statement”), regarding the Reorganization that was furnished to the shareholders of Target Fund, and (3) other documents we

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1 Each of Target Fund and Acquiring ETF is sometimes referred to herein as a “Fund.” Each of ETF Trust and Target Trust is sometimes referred to herein as an “Investment Company” and, together, as the “Investment Companies.”

2 All “section” references in this letter are to the Internal Revenue Code of 1986, as amended (“Code”).

K&L GATES LLP
ONE CONGRESS STREET  BOSTON   MA 02114
T +1 617 261 3100 F +1 617 261 3175 klgates.com

June 21, 2024

have deemed necessary or appropriate for the purposes hereof (collectively, “Documents”). We have assumed, for those purposes, the accuracy and completeness of the information contained in all the Documents. As to various matters of fact material to this opinion, we have relied, exclusively and without independent verification (with your permission), on the representations and warranties set forth in the Plan, and on the statements and representations of officers and other representatives of the Acquiring ETF and the Target Fund (collectively, “Representations”). We have assumed that any Representation made “to the knowledge and belief’ (or similar qualification) of any person or party is, and at the Closing Date (as defined in the Plan) will be, correct without such qualification. We have assumed that any Representation made “to the knowledge and belief’ (or similar qualification) of any person or party is, and as of the Closing Date with respect to the Reorganization, will be, correct without that qualification. We have also assumed that as to all matters for which a person or entity has represented that the person or entity is not a party to, does not have, or is not aware of any plan, intention, understanding, or agreement, there is and was no such plan, intention, understanding, or agreement. Finally, we have assumed that the Documents and the Representations present all the material and relevant facts relating to the Reorganization.

OPINION

With respect to the Reorganization and the Funds participating therein and the Shareholders thereof, it is our opinion that, based solely on the facts set forth in the Documents and the assumptions described above and conditioned on (1) all the Representations’ being true and complete on the Closing Date with respect to the Reorganization and (2) the Reorganization’s being consummated in accordance with the Plan (without the waiver or modification of any terms or conditions thereof and without taking into account any amendment thereof that we have not approved), for federal income tax purposes:

(1)  The acquisition by the Acquiring ETF of all of the assets of the Target Fund, as provided for in the Plan, in exchange for such Acquiring ETF Shares (and cash in lieu of fractional Acquiring ETF Shares, if any), and the assumption by the Acquiring ETF of liabilities of the Target Fund, followed by the distribution by the Target Fund to its shareholders of such Acquiring ETF Shares (and cash in lieu of fractional Acquiring Fund Shares, if any) in complete liquidation of the Target Fund, will qualify as a reorganization within the meaning of Section 368(a)(l) of the Code, and the Target Fund and the Acquiring ETF each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

(2)  No gain or loss will be recognized by the Target Fund upon the transfer of all of its assets to, and the assumption of all of its liabilities by the Acquiring ETF in exchange solely for such Acquiring ETF Shares pursuant to Section 36l(a) and Section 357(a) of the Code, except for

June 21, 2024

(A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized (i) under an applicable mark-to-market rule or (ii) upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.
(3)  No gain or loss will be recognized by the Acquiring ETF upon the receipt by it of all of the assets of the Target Fund in exchange solely for the assumption of liabilities of the Target Fund and issuance of the Acquiring ETF Shares pursuant to Section 1032(a) of the Code.
(4)  No gain or loss will be recognized by the Target Fund upon the distribution of Acquiring ETF Shares by such Target Fund to shareholders of the Target Fund in complete liquidation (pursuant to the Plan) of the Target Fund pursuant to Section 361(c)(l) of the Code.

(5)  The tax basis of the assets of the Target Fund received by the Acquiring ETF will be the same as the tax basis of such assets in the hands of such Target Fund immediately prior to the transfer of such assets, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Target Fund on the transfer pursuant to Section 362(b) of the Code.
(6)  The holding periods of the assets of the Target Fund in the hands of the Acquiring ETF will include the periods during which such assets were held by such Target Fund pursuant to Section 1223(2) of the Code, other than assets with respect to which gain or loss is required to be recognized and except where investment activities of the Acquiring ETF have the effect of reducing or eliminating the holding period with respect to an asset.
(7)  No gain or loss will be recognized by the shareholders of the Target Fund upon the exchange of all of their Target Fund shares solely for Acquiring ETF Shares (except with respect to cash, if any, received in lieu of fractional Acquiring ETF Shares and except for IRA shareholders that receive money market fund shares in exchange for their Target Fund shares) pursuant to Section 354(a) of the Code.

(8)  The aggregate tax basis of Acquiring ETF Shares received by a shareholder of the Target Fund will be the same as the aggregate tax basis of such Target Fund shares exchanged therefor pursuant to Section 358(a)(l) of the Code.

(9)  The holding period of the Acquiring ETF Shares received by a shareholder of the Target Fund will include the holding period of such Target Fund shares exchanged therefor, provided that the shareholder held such Target Fund shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

June 21, 2024

(10)  For purposes of section 381, Acquiring ETF will be treated just as Target Fund would have been treated if there had been no Reorganization. Accordingly, the Reorganization will not result in the termination of Target Fund’s taxable year, Target Fund’s tax attributes enumerated in section 381(c) will be taken into account by Acquiring ETF as if there had been no Reorganization, and the part of the Target Fund’ s last taxable year that began before the Reorganization will be included in Acquiring ETF’s first taxable year that ends after the Reorganization.

Our opinion is based on, and is conditioned on the continued applicability of, the provisions of the Code and Treasury Regulations, judicial decisions, and rulings and other pronouncements of the Internal Revenue Service (“IRS”) in existence on the date hereof. All the foregoing authorities are subject to change or modification that can be applied retroactively and thus also could affect the conclusions expressed herein; we assume no responsibility to update our opinion after the date hereof with respect to any such change or modification. Our opinion represents our best judgment regarding how a court would decide the issues addressed herein and is not binding on the IRS or any court. Moreover, our opinion does not provide any assurance that a position taken in reliance thereon will not be challenged by the IRS, and although we believe that our opinion would be sustained by a court if challenged, there can be no assurances to that effect.
Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other federal, or any state, local, or foreign, tax consequences of the Reorganization or any other action (including any taken in connection therewith). Our opinion also applies only to the extent each Fund is solvent, and we express no opinion about the tax treatment or consequences of the Reorganization if either Fund participating therein is insolvent. Finally, our opinion is solely for the information and use of the addressees and their shareholders and may not be relied on for any purpose by any other person without our express written consent.
Very truly yours,

/s/ K&L Gates LLP